October 30, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennifer Monick, Staff Accountant
Mr. Isaac Esquivel, Staff Accountant

Re:	Starwood Waypoint Residential Trust Form 10-K for the fiscal year ended December 31, 2014 Filed March 6, 2015
File No. 1-36163

Dear Ms. Monick:

Starwood Waypoint Residential Trust (the “Company”) hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated October 23, 2015 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2014 and the Company’s Form 8-K, filed with the Commission on May 12, 2015. For the convenience of the Staff, the Company has set forth below the comments contained in the Comment Letter followed by the Company’s response to each comment.

Form 10-K for the year ended December 31, 2014

Investments in Real Estate, page 98

COMMENT:

1.	We note your response to prior comment two. Please confirm that you will revise future filings to define what is considered a tolerated threshold.

RESPONSE: The Company confirms it will revise the disclosure as requested in future Securities Exchange Act of 1934, as amended, periodic reports.

Form 8-K filed on May 12, 2015

Exhibit 99.1 Press Release, dated May 12, 2015

Estimated NAV, page 8

COMMENT:

2.

We note from your response to our previous comment three that the AVM value is adjusted by the AVM provider as if such home was in “after repair” condition and that you deduct the average remaining estimated capital expense for non-stabilized homes or the average cost to repair for stabilized homes to

October 30, 2015

arrive at a valuation using an AVM. Please further explain to us how you calculate the average remaining estimated capital expense and the average cost of repairs for non-stabilized and stabilized homes, respectively, and how these amounts are compared to the incremental AVM value of “after repair” homes as adjusted by the AVM provider. To the extent material, please revise your disclosure to include this information and provide us an example of your proposed disclosure.

RESPONSE: The Company determines an underwritten renovation budget for each home as part of the underwriting process conducted before acquiring such home, and the Company incurs certain capital expenditures (e.g., initial renovations and enhancements) relating to such home before making it available for rent. The average remaining estimated capital expense for a non-stabilized home for a quarter is determined by subtracting the actual average capital expenditures per home incurred as of that quarter-end date from the average underwritten initial renovation budget per home. To arrive at the Company’s fair market value using an AVM for a non-stabilized home for a quarter, the Company deducts the average remaining estimated capital expense per non-stabilized home for such quarter from the “after repair” automated valuation model (“AVM”) value prepared by a third-party AVM service provider for such non-stabilized home for such quarter.

For stabilized homes, the Company tracks individual cost components associated with preparing a home for sale for all homes sold during the quarter, and, based on such components, the Company calculates an average cost of preparing a stabilized home for sale for each quarter. To arrive at the Company’s fair market value using an AVM for a stabilized home for a quarter, the Company deducts the average cost of preparing a stabilized home for sale for such quarter from the “after repair” AVM value prepared by a third-party AVM service provider for each stabilized home for such quarter.

The Company proposes to include the following disclosure in future applicable press releases:

“The AVM value provided by a third-party AVM service provider is prepared as if such home is at an “after repair” condition. Because not all of the Company’s homes are in “after repair” condition, to arrive at the Company’s fair market value for a home, the Company: (1) for non-stabilized homes, deducts the average remaining estimated capital expense per non-stabilized home from the “after repair” AVM value prepared by a third-party AVM service provider, with the average remaining estimated capital expense determined by subtracting the actual average capital expenditures per home incurred as of that quarter-end date from the average underwritten initial renovation budget per home; and (2) for stabilized homes, deducts the average cost of preparing a stabilized home for sale from the “after repair” AVM value prepared by the third-party AVM service provider, with the average cost of preparing a stabilized home for sale determined based on the average of the cost components associated with preparing a home for sale for all homes sold during the quarter.”

3.	We note from your disclosure that costs of selling properties in the portfolio, including commissions and other related costs are not deducted for the purpose of calculating the estimated SFR value and estimated NAV. To the extent material, please revise your disclosure in future press releases to disclose the amount of estimated costs of selling the properties and quantify the impact on your estimated NAV per share.

RESPONSE: The Company respectfully advises the Staff that estimated NAV is an estimate of the value of the Company’s assets and liabilities at current fair market values and is not intended to represent the liquidation value of the Company’s assets. As the Company discloses in its applicable press releases, the Company believes estimated NAV is useful to its investors as it provides a measure of the embedded value in the Company’s single family rental and non-performing loan portfolios that otherwise would not be available, as the assets in these portfolios are carried on the Company’s balance sheet at cost in accordance with generally accepted accounting principals. In addition, because the cost of selling a property varies significantly based on the type of sale (e.g., individual, bulk, distressed) and the Company does not know what the type of sale, if any, for a particular property would be, the Company does not believe an estimate of such costs would be meaningful. Therefore, the Company believes that disclosing the amount of estimated costs of selling its properties and quantifying the impact on its estimated NAV per share is not material. The Company proposes to clarify its disclosure in future applicable press releases as follows (additions reflected with an underline):

October 30, 2015

“We define Estimated NAV as the estimated value of all assets net of liabilities at current fair market values, and Estimated NAV is not meant to represent the liquidation value of our assets.”

4.	Please revise future press releases to disclose the relevant information you have provided in response to prior comment three. Specifically, please expand your disclosure regarding who provides the confidence index and how it is determined, information regarding the specified score and how often it falls below the specified score. Please provide us an example of your proposed disclosure.

RESPONSE: The Company proposes to include the following disclosure in future applicable press releases:

“The AVM confidence index is prepared by a third-party AVM service provider and includes a confidence score, which is a statically based measurement of how similar or dissimilar the results of the third-party AVM service provider’s multiple proprietary valuation models are to each other. The Company accepts AVMs with confidence scores that equate to a statistical error margin of approximately 5% or less. Historically, greater than 90% of the AVMs provided to the Company have had confidence scores that equate to a statistical error margin of approximately 5% or less.”

5.	Please provide us with further clarity on how the AVMs are generated, including descriptions of the methodologies for the sub-valuation models (i.e. hedonic or multiple regression model, appraisal emulation model and time adjustment model). Also, please tell us the details of any key parameters and inputs used in each of the models, such as the number of home sale comparables used and the age of the comparables.

RESPONSE: The Company engages third-party service providers to supply AVMs. A third-party AVM service provider uses multiple statistical sub-valuation models to generate the AVM for a home. The sub-valuation model methodologies, as well as the specific parameters and inputs used in each of the models, are the proprietary property of the third-party AVM service providers. Although the specific methodologies, parameters and inputs are proprietary, the following reflects certain general information (based on information provided by the third-party AVM service providers) with respect to the three primary model approaches used (i.e., hedonic or multiple regression model, appraisal emulation model and time adjustment model) by the third-party AVM service providers:

•	The hedonic or multiple regression model assumes that a home can be decomposed into characteristics such as number of bedrooms, size of lot, etc. A hedonic regression equation treats these attributes (or bundles of attributes) separately and estimates values for each of them. These separate estimated values are combined to estimate a range of the estimated value of the home. This model relies on recent sales in the area surrounding the home and filters out sales which may not be comparable.

•	The appraisal emulation model takes sales comparables and calculates similarity scores of each relative to the subject home based upon property characteristics such as living area, beds, baths, age, distance to subject, time since sale, etc. This model takes the most similar comparables with the highest similarity scores and gives these the highest weightings in the calculation of the estimated value of the subject property. This model relies on recent sales in the area surrounding the home and filters out sales which may not be comparable.

•	The time adjustment model uses a third-party AVM service provider’s proprietary home price indexes which are developed internally on various levels of geographic granularity (i.e., zip code, core-based statistical area and state). These indexes are based upon metrics such as monthly median sold price and sold price per living area as well as the type of sales (i.e., regular (non-distressed) versus real estate owned). This model relies on specific and known home sales and/or appraised values.

6.	Please further revise to disclose the material limitations of using AVMs for your calculation of Estimated NAV. Please also include a statement that the estimated SFR and NPL values are not audited. Please provide us an example of your proposed disclosure.

October 30, 2015

RESPONSE: The Company proposes to include the following disclosure in future applicable press releases:

“The use of AVMs in preparing the estimated NAV is subject to certain inherent limitations, including potentially imperfect and/or incomplete information regarding the properties being valued and comparable properties used in the AVM model. SFR and NPL values used in the calculation of estimated NAV are not subject to audit procedures by our independent auditors.”

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any further information, please contact Tamra D. Browne, Chief Legal Officer, by phone at 510-987-8049 or by email at tamrab@waypointgroup.com or Nina Tran, Chief Financial Officer, by phone at 510-985-9002 or by email at nina@waypointgroup.com.

Sincerely,

/s/ Tamra D. Browne
Tamra D. Browne Chief Legal Officer